Goodwin Procter LLP	T: 617.570.1000
Counselors at Law	F: 617.523.1231
Exchange Place	goodwinprocter.com
Boston, MA 02109
December 14, 2009
BY EDGAR AND OVERNIGHT MAIL
Mr. Tom Kluck
Ms. Kristina Aberg
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Terreno Realty Corporation Registration Statement on Form S-11 Filed November 10, 2009 File No. 333-163016
Dear Mr. Kluck and Ms. Aberg:
     This letter is submitted on behalf of Terreno Realty Corporation (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-11 filed with the Commission on November 10, 2009 (the “Registration Statement”). Such comments are set forth in Mr. Kluck’s letter, dated December 9, 2009 (the “Comment Letter”), to W. Blake Baird, Chairman and Chief Executive Officer of the Company. The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments. The Company will separately deliver to you copies of Amendment No. 1, marked to show changes from the Registration Statement.
     For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1.

Mr. Tom Kluck
Ms. Kristina Aberg
Division of Corporation Finance
December 14, 2009

General
1.	We note that you intend to elect to be taxed as a REIT and it appears that you have not yet identified uses of proceeds for a significant amount of the net proceeds and have not identified assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a “blind-pool” offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5 or advise us why this is not appropriate. See Securities Act Release 33-6900 (June 17, 1991). In particular, please provide us with an analysis regarding why prior performance information is not applicable to you.

Response to Comment No. 1

The Company acknowledges that Securities Act Release No. 33-6900 (June 17, 1991) provides that the requirements of Industry Guide 5 “should be considered, as appropriate, in the preparation of registration statements for real estate investment trusts.” The Company also notes that the instructions to Guide 5 provide that there may be certain items contemplated by Guide 5 that “are not relevant or are otherwise inappropriate.” The Company advises the Staff that it believes the Registration Statement includes the relevant information required under Industry Guide 5 except that “Suitability Standards”, “Compensation and Fees to the General Partners and its Affiliates”, “Summary of Partnership Agreement” and, for the reasons discussed below, the prior performance information, have been omitted as the Company believes these items of Guide 5 are not applicable to this offering.

Item 8.A of Industry Guide 5 requires that a narrative summary be included in the Registration Statement describing the sponsor’s experience in the last 10 years with all other programs, both public and nonpublic, that have invested primarily in real estate, regardless of the investment objectives of the program (the “Narrative Summary”). In addition, Item 8.B requires, as applicable, prior performance tables (the “Prior Performance Tables”). The instructions to the Prior Performance Tables specify the programs and time periods about which information is required.

The Company is being “sponsored” by W. Blake Baird and Michael A. Coke. As disclosed in the Registration Statement under the section “Management”, each of Messrs. Baird and Coke are former senior executive officers of AMB Property Corporation, a NYSE-listed industrial REIT (“AMB”). Mr. Baird joined AMB in 1999 as its chief investment officer and served as its president from 2000 to December 2006. Mr. Baird also served as a director of AMB from 2001 to 2006. Mr. Coke joined AMB in 1997 and served as its chief financial officer from January 1999 to March 2007 and as executive vice president until May 2007.

Mr. Tom Kluck
Ms. Kristina Aberg
Division of Corporation Finance
December 14, 2009

The Company understands that the Staff would view AMB as a “public program” for purposes of Guide 5 since AMB raised capital in its initial public offering (“AMB IPO”) from third party passive investors for the purpose of primarily investing in industrial real estate. However, because AMB completed its IPO over ten years ago (in November 1997), the prior performance of AMB falls outside of the disclosure requirements of Item 8.A of Guide 5. The use of proceeds of the AMB IPO was to repay indebtedness, which was incurred to fund property acquisitions, to purchase interests from certain investors, to fund future property acquisitions and for general corporate purposes. Therefore, no Narrative Summary with regard to AMB was included in the Registration Statement. In addition, because the instructions to the Prior Performance Tables call for disclosure regarding programs that have closed in the most recent 3 years (Table I, Table II, Table V and Table VI) and in the most recent 5 years (Table III and Table IV), Prior Performance Tables regarding AMB should not be required in the Registration Statement since the AMB IPO closed well outside of these timeframes.

Subsequent to their positions at AMB, Mr. Baird and Mr. Coke each served as a managing partner and co-founder of Terreno Capital Partners LLC (“TCP”), a private real estate management firm. No funds have been raised from third party investors by TCP to invest primarily in real estate. Accordingly, the Company believes that TCP is not a program within the meaning of Guide 5 and therefore no Narrative Summary or Prior Performance Tables regarding TCP are required in the Registration Statement.

The Company respectfully submits to the Staff that it believes the Registration Statement is in compliance with the applicable disclosure requirements of Guide 5 and that disclosures under Item 8 of Guide 5 are not required in the Registration Statement.

For the foregoing reasons, the Company believes that the Registration Statement is in compliance with Guide 5 requirements.

2.	We note that certain executive officers will purchase shares in a concurrent private placement. Please provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

Response to Comment No. 2

In accordance with the interpretive guidance provided by the Commission in Revisions of Limited Offering Exemptions in Regulation D, Release No. 33-8828 (Aug. 3, 2007) (“Release 33-8828”), the Company believes that its concurrent private placement of shares of its common stock (the “Concurrent Private Placement”) to W. Blake Baird, the Company’s Chairman and Chief Executive Officer, and Michael A. Coke, the Company’s President and Chief Financial Officer (together, the “Private Placement Investors”) should not be integrated with the public offering that is the subject of the Registration

Mr. Tom Kluck
Ms. Kristina Aberg
Division of Corporation Finance
December 14, 2009

Statement. In Release 33-8828, the Commission confirmed its position that the filing of a registration statement does not, in itself, eliminate a company’s ability to engage in a concurrent private offering, whether it is commenced before or after the filing of the registration statement. Release 33-8828 provides that:
the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of a Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are “qualified institutional buyers” . . . or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement. . . . [I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company . . . , then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Securities Act Release 33-8828, pages 55-56.
The interpretive guidance provided in Release 33-8828 was subsequently confirmed by the Staff in the Commission’s Compliance and Disclosure Interpretations—Securities Act Sections, Question 139.25 (the “CDI”). In the CDI, the Staff indicated that in the specific situation of concurrent public and private offerings, only the guidance set forth in the Release (and not the five-factor integration analysis under Rule 502(a)) applies.

The Company believes, based on the guidance set forth in Release 33-8828, that the Section 4(2) exemption under the Securities Act is available for the Concurrent Private Placement. The common stock to be sold in the Concurrent Private Placement was not, and will not be, offered by means of a general solicitation, whether in the form of the Registration Statement or otherwise. In addition, the Company has a substantive, pre-existing relationship with each of the Private Placement Investors, as Mr. Baird is the Company’s Chairman and Chief Executive Officer, and Mr. Coke is the Company’s President and Chief Financial Officer and also a director. Messrs. Baird and Coke are also the sole stockholders of the Company. It is through the Company’s substantive, pre-

Mr. Tom Kluck
Ms. Kristina Aberg
Division of Corporation Finance
December 14, 2009

existing relationship with each Private Placement Investor and not the Registration Statement that each such investor became interested in participating in the Concurrent Private Placement.

As a result of the foregoing, based upon the interpretive guidance provided in Release 33-8828, the Company believes that the Concurrent Private Placement is exempt from Section 4(2) of the Securities Act and should not be integrated with the Company’s public offering that is the subject of the Registration Statement.

3.	Please revise to fill in all blanks in your next amendment except for pricing information. Also file your remaining exhibits in order to allow the staff sufficient time to review those documents. In this regard, please understand that failure to fill in these terms of the offering or file these exhibits, may delay clearance to the extent that we have comments on your revisions.

Response to Comment No. 3

The Company acknowledges the Staff’s comment and respectfully submits that it has filled in certain blanks in Amendment No. 1 and in subsequent amendments to the Registration Statement will fill in all blanks except for pricing information. In addition, the Company respectfully advises the Staff that it will file any additional exhibits with the Commission as soon as possible once such exhibits are available.

4.	Please provide us with copies of the relevant portions of any study, report or book that you cite or on which you rely. Please mark the materials to specifically identify the portions that support your disclosure. Confirm that the industry reports or studies that you rely on are publicly available and were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement. For example, please provide the studies by CBRE Economic Advisors.

Response to Comment No. 4

In response to the Staff’s comment, the Company is supplementally delivering to the Staff copies of the relevant portions of the studies and reports that are cited in the Registration Statement. Also, the Company has filed as exhibits to Amendment No. 1 consents it obtained from third parties that provided data cited in the Registration Statement. The Company hereby confirms that the information reported by the Federal Deposit Insurance Corporation (the “FDIC”) that is cited on page 2 and 46 of Amendment No. 1 is publicly available and therefore no consent of the FDIC was filed as an exhibit to Amendment No. 1.

Mr. Tom Kluck
Ms. Kristina Aberg
Division of Corporation Finance
December 14, 2009

Cover page of the prospectus
5.	The cover page should contain only information that is required by Item 501 or that is key to an investment decision. Please revise accordingly and confirm that the cover page will not exceed one page in length. Refer to Item 501(b) of Regulation S-K and Item 1 of Industry Guide 5.

Response to Comment No. 5

In response to the Staff’s comment, the information contained on the cover page of the prospectus has been revised. The Company confirms that the cover page will not exceed one page in length.
Prospectus Summary, page 1
6.	Please clearly identify your promoters as Messrs. Baird and Coke in this section. To the extent there are other promoters, please disclose them. Please refer to Item 11(d) of Form S-11.

Response to Comment No. 6

In response to the Staff’s comment, the disclosure on pages 1, 39 and 43 of Amendment No. 1 has been revised to identify the Company’s promoters, which are W. Blake Baird and Michael A. Coke.

7.	We note your statement on page 2 that you expect “well-capitalized operators with no legacy issues” to have a competitive advantage is acquiring assets. Please explain what you mean by this statement and clarify, if true, that you intend to leverage your investments.

Response to Comment No. 7

In response to the Staff’s comment, the referenced disclosure on pages 1 and 43 of Amendment No. 1 has been revised.

8.	We note your disclosure on page 2 that “industrial operating fundamentals are expected to improve in the future” and that you “anticipate improvements in the availability rate and a rebound in rent growth when demand ultimately returns.” Please discuss these statements in more detail and provide a basis for the statements.

Response to Comment No. 8

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of Amendment No. 1.

Mr. Tom Kluck
Ms. Kristina Aberg
Division of Corporation Finance
December 14, 2009

9.	Please describe how you define “50 global industrial markets.”

Response to Comment No. 9

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 4, 48, 49 and 68 of Amendment No. 1.
Competitive Strengths, page 3
10.	You state in the first paragraph that your senior executive officers have 17 years of combined experience at AMB and that Messrs. Baird and Coke have 40 years of combined real estate industry experience. Please do not aggregate the experience of your executive officers. Please revise your disclosure here and elsewhere throughout the prospectus.

Response to Comment No. 10

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 39, 43 and 47 of Amendment No. 1.

11.	We note your disclosure here and in the business section regarding the deep industrial real estate experience of your executive officers and demonstrated track record. Please balance this disclosure, as appropriate, with discussion of any major adverse business developments with respect to AMB.

Response to Comment No. 11

In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe that AMB experienced any major adverse business developments during the employment of Messrs. Baird and Coke at AMB and therefore no additional disclosure is appropriate.

12.	We note your disclosure that “the total return to AMB stockholders was 313%, outperforming the 285% total return for the MSC1 U.S. REIT Index over the same period.” Please describe this index in more detail and how it is comparable to AMB. We may have further comment.

Response to Comment No. 12

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 48 of Amendment No. 1.

Mr. Tom Kluck
Ms. Kristina Aberg
Division of Corporation Finance
December 14, 2009

Risk Factors
The availability and timing of cash distributions is uncertain, page 15
13.	If it is your intent to use offering proceeds to pay distributions, please state so here and elsewhere in the prospectus, as appropriate, including the cover page of the prospectus and the distribution section. In addition, please discuss the effect this would have on your funds available for investment and investors’ return.

Response to Comment No. 13

In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 33 and 38 of Amendment No. 1.

Our Business

Our Company, page 43

14.	Please define and clarify what you mean by “infill locations.”

Response to Comment No. 14

In response to the Staff’s comment, the Company has revised the disclosure on page 43 of Amendment No. 1.

15.	We refer to your disclosure in the paragraph beginning with “[t]he founding members of our management team ” The disclosure implies that you have senior executive officers in addition to Messrs. Baird and Coke. Please revise your disclosure here and elsewhere to clarify the composition of your senior executive team and identify any additional officers in the management section of the prospectus, if appropriate.

Response to Comment No. 15

In response to the Staff’s comment, the Company has revised the disclosure on pages 39 and 43 of Amendment No. 1 to clarify that the Company does not currently have executive officers other than Messrs. Baird and Coke.

16.	Please disclose the number of employees that you currently have. If your only employees are Messrs. Baird and Coke, please revise your prospectus to clarify this fact. Furthermore, please clarify when you expect to hire additional employees.

Mr. Tom Kluck
Ms. Kristina Aberg
Division of Corporation Finance
December 14, 2009

Response to Comment No. 16
In response to the Staff’s comment, the Company has revised the disclosure on pages 39 and 43 of Amendment No. 1.
Market Opportunities, page 43
17.	We refer to Chart 1 on page 44 and note that it includes all property types. Please include a comparable chart, if available, for industrial properties.

Response to Comment No. 17

In response to the Staff’s comment, the Company has revised the disclosure on page 44 of Amendment No. 1 to provide a chart for industrial properties.

18.	We refer to Chart 5 on page 46. Please clarify if it is your intent to only invest in markets included in the “targeted markets” list. We note, for example, that certain cities included in the “all other U.S. markets” list appear to fall within your target geographic regions.

Response to Comment No. 18

In response to the Staff’s comment, the Company has revised the disclosure regarding its targeted markets on pages 1, 4, 12, 20, 23, 39, 43, 49, 68 and F-4 of Amendment No. 1.

19.	We refer to Chart 6 on page 47 of historical industrial cap rates. Please list the companies or index on which this data is based.

Response to Comment No. 19

In response to the Staff’s comment, the Company has added footnote disclosure to Chart 6 on page 47 of Amendment No. 1.
Our Investment Strategy, page 48
20.	We note your disclosure that you intend to invest in several types of industrial real estate, including warehouse/distribution, flex, and trans-shipment. Please discuss these properties in greater detail.

Response to Comment No. 20

In response to the Staff’s comment, the Company has added disclosure on page 49 of Amendment No. 1.

Mr. Tom Kluck
Ms. Kristina Aberg
Division of Corporation Finance
December 14, 2009

21.	We refer to your statement on page 49, as repeated elsewhere in the prospectus, that you expect the majority of your investments will be equity interests. Please clarify this investment strategy. For example, clarify if it is your investment strategy to purchase debt secured by industrial properties or whether you intend to acquire other corporations that own industrial properties. Also disclose your anticipated holdings in each target asset class.

Response to Comment No. 21

In response to the Staff’s comment, the Company has added disclosure on page 50 of Amendment No. 1

22.	Please include a specific statement as to whether or not it is your policy to acquire assets primarily for possible capital gain or primarily for income. Refer to Item 13(a)(5) of Form S-11.

Response to Comment No. 22

In response to the Staff’s comment, the Company has added disclosure on page 50 of Amendment No. 1.

23.	Please disclose in greater detail the company’s intended holding period for the properties.

Response to Comment No. 23

In response to the Staff’s comment, the Company has added disclosure on page 50 of Amendment No. 1.
Our Investment Process
Asset Management, page 50
24.	We note that you intend to use third-party managers for day-to-day property management. Please revise your disclosure to briefly describe the terms of typical management contracts, describe how the terms of management contracts that are cancelable on short notice would differ and discuss whether there are any increased costs or additional risks with such contracts. Also discuss the types of fees that would typically be paid to third-party managers under these agreements.

Response to Comment No. 24

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 52 of Amendment No. 1.

Mr. Tom Kluck
Ms. Kristina Aberg
Division of Corporation Finance
December 14, 2009

Management, page 53
25.	Please state the minimum number of directors that you are required to have under Maryland General Corporation Law.

Response to Comment No. 25

In response to the Staff’s comment, the Company has added disclosure on page 54 of Amendment No. 1.
Compensation Discussion and Analysis, page 58
26.	We note your disclosure on page 62 that executive officers will receive long-term incentive compensation based on certain performance measurements. Please disclose in greater detail the performance measurements, including any targets.

Response to Comment No. 26

In response to the Staff’s comment, the Company has added disclosure on pages 63 and 64 of Amendment No. 1.
Principal Stockholders, page 64
27.	Please include the 500 shares issued to each of Mr. Baird and Mr. Coke. As applicable, you may include a footnote to the table that states that such shares will be repurchased by the company upon the completion of the offering.

Response to Comment No. 27

In response to the Staff’s comment, the Company has provided the referenced disclosure on pages 65 and 66 of Amendment No. 1.
Policies with Respect to Certain Activities, page 66
28.	Please revise this section to describe the company’s policies regarding the activities listed in Item 12 of Form S-11 or advise.

Response to Comment No. 28

In response to the Staff’s comment, the Company has revised the disclosure on pages 50 and 69 of Amendment No. 1.

Mr. Tom Kluck
Ms. Kristina Aberg
Division of Corporation Finance
December 14, 2009

29.	Please discuss in this section and elsewhere as appropriate whether the company could or intends to enter into agreements with third party managers that are affiliates of the company or its officers or directors.

Response to Comment No. 29

In response to the Staff’s comment, the Company has revised the disclosure on page 70 of Amendment No. 1.
Our Financing Policy, page 67
30.	We note that you anticipate using a revolving credit facility to finance future acquisitions. To the extent that the relevant terms of such facility is known prior to the effectiveness of your offering, please provide such terms including amounts available to you, interest, maturity date, collateral requirements (if any), and any other material terms.

Response to Comment No. 30

In response to the Staff's comments, the Company has revised the disclosure on pages 5, 17, 33, 40, 52 and 69 of Amendment No. 1. The Company will provide additional disclosure in a subsequent amendment to the Registration Statement with the relevant terms of a revolving credit facility to the extent such relevant terms are known prior to the effectiveness of the Registration Statement.
Description of Capital Stock
Common Stock, page 70
31.	The statement that the common stock when issued will be “duly authorized, validly issued, fully paid and nonassessable” is a legal conclusion that you are not qualified to make. Please either attribute this statement to counsel and file counsel’s consent to be named in this section or delete it.

Response to Comment No. 31

In response to the Staff’s comment, the Company has deleted the referenced disclosure on page 72 of Amendment No. 1.
Material Federal Income Tax Considerations, page 83
32.	We note your statement that Goodwin Procter LLP is expected to render an opinion that you are organized in conformity with the requirements for qualification and taxation as a REIT. Please revise your disclosure prior to effectiveness that counsel has rendered such opinion.

Mr. Tom Kluck
Ms. Kristina Aberg
Division of Corporation Finance
December 14, 2009

Response to Comment No. 32

In response to the Staff’s comment, the Company advises the Staff that it will revise the referenced disclosure on pages 29 and 85 of Amendment No. 1 prior to effectiveness of the Registration Statement.
Financial Statements and Notes
Note 2 — Significant Accounting Policies
Underwriting Commissions and Offering Costs, page F-4
33.	Tell us what consideration was given to disclosing the amount of organizational and offering costs incurred to date. These amounts should include the out-of-pocket expenses of Terreno Capital Partners LLC that has been incurred on your behalf and will be reimbursed from the proceeds of this offering.

Response to Comment No. 33

In response to the Staff’s comment, the Company has added disclosure on page F-4 of Amendment No. 1.
Exhibit Index
34.	Please submit all exhibits as early as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

Response to Comment No. 34

The Company acknowledges the Staff’s comment and respectfully submits that it will file any exhibits with the Commission as soon as possible once such exhibits are available. In response to the Staff’s request, drafts of our legal and tax opinions are attached hereto as Exhibit A.

35.	Please file your current Articles of Incorporation and Bylaws. In addition, we note that you intend to file the form of your 2010 Equity Incentive Plan. Explain why you are not able to file the final document prior to effectiveness of the registration statement.

Response to Comment No. 35

The Company acknowledges the Staff’s comment regarding the filing of the Company’s current Articles of Incorporation and Bylaws. In response to such comment, the

Mr. Tom Kluck
Ms. Kristina Aberg
Division of Corporation Finance
December 14, 2009

Company respectfully submits that the Company’s current Articles of Incorporation and Bylaws are private company Articles of Incorporation and Bylaws that significantly differ from the public company Articles of Amendment and Restatement (“Amended Charter”) and Amended and Restated Bylaws (“Amended Bylaws”) that the Company will file with the Commission prior to effectiveness of the Registration Statement. Upon filing of the Amended Charter and Amended Bylaws with the Department of Assessment and Taxation of the State of Maryland prior to effectiveness, the private company Articles of Incorporation and Bylaws will no longer be in effect. Accordingly, the Company respectfully submits that their filing as exhibits to the Registration Statement would be confusing and misleading to investors as the disclosure in the Registration Statement is that of the Amended Charter and Amended Bylaws.

In response to the Staff’s comment regarding the form of the Company’s 2010 Equity Incentive Plan, the Company intends to file the 2010 Equity Incentive Plan as an exhibit to a subsequent amendment to the Registration Statement as opposed to the form of such plan and has revised the Exhibit list accordingly.
# # # #
     The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at 617-570-1306.
Sincerely,
/s/ Suzanne D. Lecaroz
Suzanne D. Lecaroz

cc:	W. Blake Baird Michael A. Coke Terreno Realty Corporation Alison S. Ressler Patrick S. Brown Sullivan & Cromwell LLP Gilbert G. Menna Ettore A. Santucci Goodwin Procter LLP

Exhibit A
Draft of Exhibit 5.1
Terreno Realty Corporation
16 Maiden Lane, Fifth Floor
San Francisco, California 94108
Re: Securities Being Registered under Registration Statement on Form S-11
Ladies and Gentlemen:
     This opinion is furnished in our capacity as counsel to Terreno Realty Corporation, a Maryland corporation (the “Company”), in connection with the Company’s registration statement on Form S-11 (Registration No. 333-163016) (as amended or supplemented, the “Registration Statement”) filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), to register the sale of up to [___] shares of common stock, par value $.01 per share, of the Company (the “Shares”), including [___] Shares which the underwriters have the option to purchase solely for the purpose of covering over-allotments.
     We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions expressed below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on certificates of officers of the Company.
     The opinion expressed below is limited to the Maryland General Corporation Law.
     Based on the foregoing, we are of the opinion that the Shares have been duly authorized and, upon issuance and delivery against payment therefor in accordance with the terms of the Underwriting Agreement, will be validly issued, fully paid and non-assessable.

     We hereby consent to being named as counsel to the Company in the Registration Statement, to the reference therein to our firm under the caption “Legal Matters” and to the inclusion of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Sincerely,
DRAFT

GOODWIN PROCTER LLP

Draft of Exhibit 8.1
As of
Terreno Realty Corporation
16 Maiden Lane, Fifth Floor
San Francisco, California 94108
Ladies and Gentlemen:
We have acted as counsel for Terreno Realty Corporation, a Maryland corporation (the “Company”), in connection with the organization of the Company and the Company’s registration statement on Form S-11 (File No. 333-163016) filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, on                     , relating to the initial offering of up to                      shares of the Company’s common stock, $.01 par value (the “Shares”). We refer to the registration statement on Form S-11 as the “Registration Statement.” This opinion letter addresses the Company’s qualification as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”) for the taxable years commencing with the Company’s taxable year ending December 31, 2010 and the accuracy of certain matters discussed in the Registration Statement under the heading “Material U.S. Federal Income Tax Considerations.”
In rendering the following opinion, we have reviewed and relied upon the Articles of Amendment and Restatement and Bylaws of the Company. For purposes of our opinion, we have assumed (i) the genuineness of all signatures on documents we have examined, (ii) the authenticity of all documents submitted to us as originals, (iii) the conformity to the original documents of all documents submitted to us as copies, (iv) the conformity, to the extent relevant to our opinion, of final documents to all documents submitted to us as drafts, (v) the authority and capacity of the individual or individuals who executed any such documents on behalf of any person, (vi) due execution and delivery of all such documents by all the parties thereto, (vii) the compliance of each party with all material provisions of such documents, and (viii) the accuracy and completeness of all records made available to us.
We also have reviewed and relied upon the representations and covenants of the Company contained in a letter that it provided to us in connection with the preparation of this opinion (the “REIT Certificate”) regarding the formation and operation of the Company and other matters affecting the Company’s ability to qualify as a REIT. We have neither investigated nor verified such representations and the Company’s ability to comply with such covenants, and we assume that each such representation and covenant is and will be true, correct and complete, that the Company and any subsidiaries are and will be owned and operated in accordance with the REIT Certificate and that all representations and covenants that speak to the best of the belief and/or knowledge of any person(s) or party(ies), or are subject to similar qualification, are and will continue to be true, correct and complete as if made without such qualification. To the extent

Terreno Realty Corporation
As of

such representations and covenants speak to the intended ownership or operations of the Company, we assume that the Company will in fact be owned and operated in accordance with such stated intent.
Based upon the foregoing and subject to the limitations set forth herein, we are of the opinion that (i) the Company is organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”) and its proposed ownership and method of operations as described in the REIT Certificate will allow it to satisfy the requirements for qualification and taxation as a REIT under the Code, commencing with the Company’s taxable year ending December 31, 2010 and for subsequent taxable years, provided that the Company meets the applicable asset composition, source of income, shareholder diversification, distribution and other requirements of the Code necessary for such qualification, and (ii) the statements set forth under the heading “Material U.S. Federal Income Tax Considerations” in the Registration Statement, insofar as such statements constitute matters of law, summaries of legal matters, legal documents, contracts or legal proceedings, or legal conclusions, are correct in all material respects and do not omit to state a matter of law necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
* * * * * *
We express no opinion other than the opinion expressly set forth herein. Our opinion is not binding on the Internal Revenue Service or a court, and the Internal Revenue Service or a court may disagree with our conclusion. Our opinion is based upon the Code, the Income Tax Regulations and Procedure and Administration Regulations promulgated thereunder and existing administrative and judicial interpretation thereof, all as in effect as of the date of this opinion. Changes in applicable law could cause the federal income tax treatment of the Company to differ materially and adversely from the treatment described above and render the tax discussion in the Registration Statement incorrect or incomplete.
This opinion shall be interpreted in accordance with the Legal Opinion Principles issued by the Committee on Legal Opinions of the American Bar Association’s Business Law Section as published in 53 Business Lawyer 831 (May 1998).
We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement. We also consent to the references to Goodwin Procter LLP under the caption “Material U.S. Federal Income Tax Considerations” in the Registration Statement. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the SEC.
Our opinion is rendered solely for your use in connection with the Company’s issuance of the Shares pursuant to the Registration Statement, and may not be relied upon by any other person or for any other purpose without our prior written consent.
Very truly yours,
DRAFT
GOODWIN PROCTER LLP